SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934

                                  Guess?, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   401617 10 5

                                 (CUSIP Number)

                                Maurice Marciano
                                  Guess?, Inc.
                            1444 South Alameda Street
                                 (213) 765-3100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2004

             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                  Page 1 of 5 Pages

CUSIP NO. 401617 10 5        Schedule 13D                   Page 2 of 5 Pages


1        NAME OF REPORTING PERSONS
-------------------------------------------------------------------------------
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Maurice Marciano

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
-------------------------------------------------------------------------------

                                                             (a) [ ]
                                                             (b) [X]

3        SEC USE ONLY
-------------------------------------------------------------------------------


4        SOURCE OF FUNDS
-------------------------------------------------------------------------------




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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                          Item 2(d)        [__]
                                                          Item 2(e)        [__]


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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of France

-------------------------------------------------------------------------------
                              7        SOLE VOTING POWER


         NUMBER OF                     16,145,894
                              -------------------------------------------------

           SHARES
                              8        SHARED VOTING POWER

        BENEFICIALLY                   10,000

          OWNED BY
                              -------------------------------------------------
            EACH              9        SOLE DISPOSITIVE POWER

         REPORTING                     16,145,894

                              -------------------------------------------------
           PERSON             10       SHARED DISPOSITIVE POWER

            WITH                       10,000

CUSIP NO. 401617 10 5        Schedule 13D                     Page 3 of 5 Pages


-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         16,155,894


-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [    ]


-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.8%


-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN

-------------------------------------------------------------------------------

CUSIP NO. 401617 10 5        Schedule 13D                     Page 4 of 5 Pages


     This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Mr. Marciano with the Securities and Exchange Commission on June 10, 2003 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed by Mr. Marciano with the Securities and Exchange Commission on June 21, 2004 ("Amendment No. 1"). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or Amendment No. 1.

     This Amendment No. 2 is being made to supplement Amendment No. 1 to file the sales plan described therein as Exhibit 5 hereto. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by Mr. Marciano in the Initial Schedule 13D or Amendment No. 1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Termination of Amended and Restated Shareholders' Agreement dated as of May 12, 2003 (incorporated by reference to Exhibit 1 of the statement on Schedule 13D filed on June 10, 2003 by Guess?, Inc. (File No. 005-50255))

         Exhibit 2 Registration Rights Agreement dated as of August 1, 1996 (incorporated by reference to Exhibit 10.14 of the Quarterly Report on Form 10-Q filed on October 23, 1996 by Guess?,Inc. (File No. 001-11893))

         Exhibit 3 Letter agreement dated February 10, 2003 between the Issuer and the Armand Marciano Trust (incorporated by reference to Exhibit 4 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))

         Exhibit 4 Letter agreement dated February 10, 2003 among the Maurice Marciano Trust, the Paul Marciano Trust, the Paul Marciano 1996 Grantor Retained Annuity Trust, the Armand Marciano 1996 Grantor Retained Annuity Trust and the Armand Marciano Trust (incorporated by reference to Exhibit 5 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))

         Exhibit 5 Sales Plan dated as of June 9, 2004 between Maurice Marciano and Goldman, Sachs & Co.

CUSIP NO. 401617 10 5        Schedule 13D                     Page 5 of 5 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 7, 2004

                                MAURICE MARCIANO


                                        /s/ Maurice Marciano
                                __________________________________________


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  EXHIBIT INDEX




Exhibit No.             Description


1 Termination of Amended and Restated Shareholders' Agreement dated as of May 12, 2003(incorporated by reference to Exhibit 1 of the statement on Schedule 13D filed on June 10, 2003 by Guess?, Inc.
                        (File No. 005-50255))

2 Registration Rights Agreement dated as of August 1, 1996 (incorporated by reference to Exhibit 10.14 of the Quarterly Report on Form 10-Q filed on October 23, 1996 by Guess?, Inc. (File No. 001-11893))

3 Letter agreement dated February 10, 2003 between the Issuer and the Armand Marciano Trust (incorporated by reference to Exhibit 4 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc.
                        (File No. 005-50255))

4 Letter agreement dated February 10, 2003 among the Maurice Marciano Trust, the Paul Marciano Trust, the Paul Marciano 1996 Grantor Retained Annuity Trust, the Armand Marciano 1996 Grantor Retained Annuity Trust and the Armand Marciano Trust (incorporated by reference to Exhibit 5 of the statement on Schedule 13D filed on March 24, 2003 by Guess?, Inc. (File No. 005-50255))

5 Sales Plan dated as of June 9, 2004 between Maurice Marciano and Goldman, Sachs & Co.